EXHIBIT 12.1

MIDAMERICAN ENERGY HOLDINGS COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratios)

	Nine Months Ended September 30,		Years Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Earnings Available for Fixed Charges:
Net income	$1,302	$1,161	$1,495	$1,352	$1,310	$1,188	$1,871

Add (Deduct):
Income tax expense	272	188	148	294	198	282	982
Equity income	(68)	(61)	(68)	(53)	(43)	(55)	(41)
Add:
Fixed charges	921	913	1,222	1,240	1,263	1,317	1,383
Distributions from equity investees	11	17	22	32	33	27	26
Deduct:
Capitalized interest	(32)	(12)	(2)	(3)	(3)	(3)	(3)
Preferred stock dividend requirements of consolidated subsidiaries	(6)	(7)	(9)	(10)	(9)	(10)	(12)

	1,098	1,038	1,313	1,500	1,439	1,558	2,335

Total earnings available for fixed charges	$2,400	$2,199	$2,808	$2,852	$2,749	$2,746	$4,206

Fixed Charges:
Interest expense	$893	$884	$1,176	$1,196	$1,225	$1,275	$1,333
Estimated interest portion of rental payments	22	22	37	34	29	32	38
Preferred stock dividend requirements of consolidated subsidiaries	6	7	9	10	9	10	12

Total fixed charges	$921	$913	$1,222	$1,240	$1,263	$1,317	$1,383

Ratio of earnings to fixed charges	2.6x	2.4x	2.3x	2.3x	2.2x	2.1x	3.0x